CUE BIOPHARMA, INC.

40 Guest Street

Boston, Massachusetts 02135

May 24, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance, Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attention: Tyler Howes

Re:	Cue Biopharma, Inc.
Registration Statement on Form S-3
Filed May 9, 2023
File No. 333-271786
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Cue Biopharma, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-271786), so that it may become effective at 4:30 p.m. Eastern time on May 26, 2023, or as soon thereafter as practicable, or at such later time as the Registrant or its counsel may orally request via telephone call to the Staff.

Very truly yours,

CUE BIOPHARMA, INC.

By:	/s/ Kerri-Ann Millar
Name:	Kerri-Ann Millar
Title:	Chief Financial Officer